Filed pursuant to Rule 424(b)(3)

Registration No. 333-182301

SUPPLEMENT Dated January 4, 2016

(To Prospectus Dated February 18, 2015)

WisdomTree Coal Fund

(f/k/a GreenHaven Coal Fund)

9,750,000 Shares

This prospectus supplement is to the prospectus of WisdomTree Coal Fund (f/k/a GreenHaven Coal Fund) (the “Fund”) dated February 18, 2015, which relates to a continuous offering of 9,750,000 Shares representing units of fractional undivided beneficial interest in and ownership of the Fund. This prospectus supplement should be read in its entirety in conjunction with the prospectus, and kept together with your prospectus for future reference.

Investing in the Shares involves significant risk. See “Risk Factors” beginning on Page 8 of the prospectus. The Fund is not a mutual fund registered under the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Acquisition of Sponsor

On October 29, 2015, GreenHaven Group LLC (“GHG”), GreenHaven Coal Services, LLC, as the Fund’s sponsor (the “Sponsor”), and certain other parties entered into a Unit Purchase Agreement with WisdomTree Investments, Inc. (“WTI”). Pursuant to the Purchase Agreement, GHG agreed to transfer and sell to WTI all of the issued and outstanding units of membership interest in the Sponsor, including the sole and exclusive power to direct the business and affairs of the Fund, as well as certain other assets pertaining to the management of the Fund, subject to various terms and conditions (the “Transaction”).

The Transaction was consummated on January 4, 2016 with an effective date of January 1, 2016. As a result of the Transaction, WTI became the sole member of the Sponsor. Following the Transaction, the Sponsor  effected the Fund’s name change from “GreenHaven Coal Fund” to “WisdomTree Coal Fund.”

The principal offices of the Fund are located at c/o WisdomTree Coal Services, LLC, 245 Park Avenue, 35th Floor, New York, New York 10167, and its telephone number is (866) 909-9473. Monthly account statements conforming to U.S. Commodity Futures Trading Commission (the “CFTC”) and National Futures Association (the “NFA”) requirements, as well as the annual and quarterly reports and other filings made with the Securities and Exchange Commission (the “SEC”), will be posted at www.wisdomtree.com. The Fund’s filings with the SEC are publicly available at www.sec.gov and at www.wisdomtree.com.

Change of Name of the Sponsor; Principals

Following the Transaction, the Sponsor is a wholly-owned subsidiary of WTI, which was registered as a principal with the NFA with respect to the Fund on or about January 4, 2016.  WTI is a Listed Principal of the Sponsor and is an exchange traded fund (“ETF”) sponsor and exchange traded product sponsor that launched its first ETF in June 2006. Following the Transaction, WTI, as the sole member of the Sponsor, effected the Sponsor’s name change from “GreenHaven Coal Services, LLC” to “WisdomTree Coal Services, LLC.”

The Sponsor is affiliated with WisdomTree Commodity Services, LLC (f/k/a GreenHaven Commodity Services, LLC), a commodity pool operator.  WisdomTree Commodity Services, LLC was founded in October 2006 and acts as a commodity pool operator to the WisdomTree Continuous Commodity Index Fund (f/k/a GreenHaven Continuous Commodity Index Fund) (the “WisdomTree Index Fund”). As of November 30, 2015, the WisdomTree Index Fund had approximately $234.9 million in assets under management.  The principal offices of the Sponsor are located at 245 Park Avenue, 35th Floor, New York, New York 10167, and its telephone number is (866) 909-9473.

Following are the new officers of the Sponsor:

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Gregory Barton - President and Chief Executive Officer. Mr. Barton has served as the Executive Vice President—Operations and Chief Operating Officer of WTI since October 2012. Prior to that, Mr. Barton served as Executive Vice President Business and Legal Affairs, General Counsel and Secretary of TheStreet, Inc., a financial media company, from June 2009 to July 2012, following his service as General Counsel and Secretary of Martha Stewart Living Omnimedia, Inc., a media and merchandising company, from October 2007 to August 2008. From October 2004 to October 2007, Mr. Barton served as Executive Vice President, Licensing and Legal Affairs, General Counsel and Secretary, and from November 2002 to October 2004, as Executive Vice President, General Counsel and Secretary, of Ziff Davis Media Inc., a technology media company. Preceding Ziff Davis, Mr. Barton served in a variety of positions at WTI (then known as Individual Investor Group, Inc.) from August 1998 to November 2002, including President, Chief Financial Officer and General Counsel; and prior to that served from September 1996 to August 1998 as Vice President, Corporate and Legal Affairs, and General Counsel, and from May 1995 to September 1996 as General Counsel, of Alliance Semiconductor Corporation, an integrated circuit company. From June 2006 through October 2012, Mr. Barton served as an Independent Trustee and Chairman of the Audit Committee for the WisdomTree Trust. Mr. Barton received a B.A. degree, summa cum laude, from Claremont McKenna College and a J.D. degree, magna cum laude, from Harvard Law School. Mr. Barton is 54 years old. Mr. Barton became a Principal and Associated Person of the Sponsor on or around January 4, 2016.

Amit Muni - Executive Vice President of Finance, Chief Financial Officer and Treasurer. Mr. Muni has served as WTI’s Executive Vice President—Finance and Chief Financial Officer since March 2008. Prior to joining WTI, Mr. Muni served as Controller and Chief Accounting Officer of International Securities Exchange Holdings, Inc., an electronic options exchange, from 2003 until March 2008. Mr. Muni was Vice President, Finance, of Instinet Group Incorporated, an electronic agency broker-dealer, from 2000 to 2003. From 1996 until 2000, Mr. Muni was employed as a Manager of the Financial Services Industry Practice of PricewaterhouseCoopers LLP, an accounting firm. From 1991 until 1996, Mr. Muni was an accountant and a senior auditor for National Securities Clearing Corporation, a firm that provides centralized clearing, information and settlement services to the financial industry. Mr. Muni received a B.B.A. in Accounting from Pace University and is a Certified Public Accountant. Mr. Muni is 46 years old. Mr. Muni became a Principal of the Sponsor on or around January 4, 2016.

David Castano – Principal Financial Officer. Mr. Castano has been Director of Fund Accounting & Administration of WisdomTree Asset Management, Inc. (“WTAM”) since 2011 and Treasurer/Principal Financial Officer of the WisdomTree Trust since 2013. Prior to joining WTAM, Mr. Castano was Vice President of Legg Mason & Co., where he served as Treasurer from 2010 to 2011 and Controller from 2006 to 2010 of certain mutual funds associated with Legg Mason & Co. From 2004 to 2006, Mr. Castano served as an Assistant Treasurer of Lord Abbett mutual funds. Mr. Castano received a B.B.A. in Accounting from Pace University. Mr. Castano is 44 years old.

Peter Ziemba – Executive Vice President, Chief Legal Officer and Secretary. Mr. Ziemba has served as WTI’s Executive Vice President—Business and Legal Affairs since January 2008 and Chief Legal Officer since March 2011. From April 2007 to March 2011, Mr. Ziemba served as WTI’s General Counsel. Prior to WTI, Mr. Ziemba was a partner in the Corporate and Securities department of Graubard Miller, which served as WTI’s primary corporate counsel, from 1991 to 2007, and was employed at that firm beginning in 1982. Mr. Ziemba received his B.A. in History with university honors from Binghamton University and his J.D., cum laude, from Benjamin N. Cardozo School of Law. Mr. Ziemba served as a director of WTI from 1996 to 2003. Mr. Ziemba is 58 years old.

Appointment of Sub-Adviser; Principals

Following the Transaction, the Sponsor, on behalf of the Fund, appointed GreenHaven Advisors LLC as the commodity trading advisor of the Fund (the “Sub-Adviser”). The Sub-Adviser is registered with the CFTC as a commodity trading advisor and was approved as a Member of the NFA as of November 10, 2015. Its principal place of business is 3340 Peachtree Road, Suite 1910, Atlanta, Georgia 30326, and its telephone number is (404) 239-7938.

The Sub-Adviser, under authority delegated by the Sponsor, is responsible for selecting Commodity Brokers and reallocating assets within the portfolio with a view to achieving the Fund’s investment objective. In its capacity as a commodity trading advisor, the Sub-Adviser is an organization which, for compensation or profit, advises others as to the value of or the advisability of buying or selling futures contracts.

The Sub-Adviser’s annual fee, payable by the Sponsor, is equal to 20% of the Sponsor’s Fee plus 20% of the Fund’s other expense accrual (excluding brokerage expense accrual) based on the NAV; subject to a $50,000 annual minimum. In addition, the Sponsor will reimburse the Sub-Adviser for certain of its out-of-pocket expenses.

Following are the key decision-makers of the Sub-Adviser:

Ashmead Pringle – Chief Executive Officer. Mr. Pringle founded the Sub-Adviser and has served as its President since November 2015. Mr. Pringle also founded the Sponsor and served as its President from October 2006 to December 2015. Since October 1984, Mr. Pringle founded and has acted as the President of Grain Service Corporation (GSC), a commodity research and trading company. Mr. Pringle became a registered Associated Person and listed Principal of the Sub-Adviser in November 2015. Mr. Pringle is 69 years old.

Cooper Anderson – Chief Financial Officer. Mr. Anderson is a trader for the Sub-Adviser and is responsible for daily futures trading, cash flow management, treasury portfolio management, and quantitative analysis.

Prior to joining GreenHaven LLC in April of 2007, Mr. Anderson worked from December of 2002 until March of 2006 as an analyst in Institutional Equity Sales and Trading for Credit Suisse Securities USA LLC, a securities broker dealer and investment bank based in Zurich, Switzerland. At Credit Suisse Securities USA LLC, Mr. Anderson served as a brokerage sales person covering the major financial institutions in the Southeastern United States and the Caribbean. Between March of 2006 and April of 2007, Mr. Anderson took time off from work. Mr. Anderson became a registered Associated Person and listed Principal of the Sub-Adviser in November 2015. Mr. Anderson is 36 years old.

Scott Glasing – Trader. Mr. Glasing is a trader for the Sub-Adviser and is responsible for daily futures trading. Mr. Glasing has held this position since November 2015 and has held similar positions with GreenHaven LLC and its affiliates since 2006, and his work for such companies dates to 1998. Mr. Glasing became a registered Associated Person and listed Principal of the Sub-Adviser in November 2015. Mr. Glasing is 53 years old.

Change of Administrator

In connection with the Transaction, the Sponsor, on behalf of the Fund, appointed State Street Bank and Trust Company (“State Street”) to replace Bank of New York Mellon as the Fund’s Administrator, and has entered into Services Agreements in connection therewith. State Street is a state-chartered bank organized under the laws of the Commonwealth of Massachusetts.  State Street has an office at One Lincoln Street, Boston, Massachusetts 02110. Information regarding State Street’s services and the related records maintained by State Street can be obtained by calling (866) 909-9473. State Street is a participant in The Depository Trust Company and is subject to supervision by the Massachusetts Division of Banks and the Board of Governors of the Federal Reserve System.

The Administrator’s monthly fees, equal to basis points based on annual NAV, and certain of its out-of-pocket expenses are paid by the Sponsor.  The Administrator also receives a transaction processing fee in connection with orders from Authorized Participants to create or redeem Baskets in the amount of $200 per order (prior to the Transaction, Bank of New York Mellon charged a processing fee of $500 per order). These transaction processing fees are paid directly by the Authorized Participants and not by the Fund.

Change of Distributor; Termination of Marketing Agent Function

In connection with the Transaction, the Sponsor, on behalf of the Fund, appointed Foreside Fund Services LLC (“FFS”) to assume the Distributor services previously provided by ALPS Distributors, Inc. The Sponsor and its affiliates assumed the marketing services previously provided by ALPS Distributors, Inc. FFS is a broker-dealer registered with the Financial Industry Regulatory Authority and a member of the Securities Investor Protection Corporation.  FFS has an office at Three Canal Plaza, Suite 100, Portland, Maine 04101. Information regarding FFS may be obtained by calling (866) 909-9473.

The Distributor’s fees, equal to basis points based on annual NAV, and certain of its out-of-pocket expenses are paid by the Sponsor.   The Distributor assists the Sponsor and the Administrator with certain functions and duties relating to the creation and redemption of Baskets, including but not limited to:

●	assisting in the processing of Basket creations and redemptions; and

●	assisting with the maintenance of creation and redemption records.

The date of this prospectus supplement is January 4, 2016.

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